D. BORAL CAPITAL LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

September 18, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kristin Lochhead

Re:	Megan Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-281357) Request for Acceleration of Effectiveness

Dear Madam,

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Monday, September 22, 2025 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

D. BORAL CAPITAL LLC

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer